[Letterhead of DLA Piper Rudnick Gray Cary US LLP]

May 19, 2005

Daniel F. Duchovny, Esq.
Division of Corporation Finance
Office of Mergers & Acquisitions
460 Fifth Street, N.W.
Washington, DC 20549-0303

Re:	PEC Solutions, Inc.
Schedules 14D-9 filed April 27, 29 and May 3 and 9, 2005

Dear Mr. Duchovny:

     This letter is submitted on behalf of PEC Solutions, Inc. (the “Registrant”) in response to comments set forth in your letter dated May 16, 2005.

     The responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your letter. For your convenience, your comments have been reproduced below in bold-face type, together with the responses of the Registrant.

     Schedules 14D-9 filed April 27 and 29, 2005

     1. The April 27 and April 29 filings bear an incorrect EDGAR header identification tag. Please confirm that the registrant understands its preliminary communications should have been filed under cover of Schedule 14D-9-C and that communications subsequent to or that otherwise amend the solicitation/recommendation statement will appear, as they did on May under cover of Schedule 14D-9/A.

     The Registrant understands that its preliminary communications should have been filed under cover of Schedule 14D-9-C and that further filings will be made under cover of Schedule 14D-9/A.

     2. With respect to the April 27 and April 29 filings, we note that the legend required under Instruction 3 to Rule 14d-9(a)(2) is not included. To the extent your communications are delivered to security holders, please confirm that in future communications you will include the legend.

     The Registrant hereby confirms that if these communications are delivered to security holders, future communications will include the required legend.

Daniel F. Duchovny, Esq.
May 19, 2005

     Schedule 14D-9 filed May 3, 2005

     The Solicitation or Recommendation — Background — Page 3

     3. Please provide us a supplemental copy of any written materials presented by JPMorgan to your board, including any presented on April 22.

     Enclosed herewith please find a supplemental copy of the written materials presented by JPMorgan to Registrant’s board, including the presentation from April 22, 2005.

     The Solicitation or Recommendation — Reasons — Page 8

     4. Please describe briefly the “risks attendant to achieving the goals of PEC’s strategic plan.”

     The Registrant has revised Schedule 14D-9/A to briefly describe the risks attendant to achieving the goals of its strategic plan.

     5. Please explain the registrant’s use of brackets in the second line of paragraph 7 in this section or remove the brackets, as necessary.

     The brackets are a typographical error and will be removed.

     6. The disclosure indicates that the board, in determining whether or not to approve the offer and the merger, considered factors. Item 1012(b) of Regulation M-A, however, specifically requires that reasons be cited to explain why the board is making a favorable recommendation. Please revise this section to clarify which of the enumerated factors are in fact reasons, not simply factors or benefits, in support of the board’s decision to recommend the offer to security holders.

     The Registrant has amended the disclosure to clarify the reasons in support of the board’s decision to recommend the offer to security holders.

     Annex I

     7. We note that you provided the information required by Rule 14f -1 as an annex to the Schedule 14D-9 but did not file it separately on Edgar. Please tell us what consideration you gave to filing the document on Edgar using the header tag “SC14F1.” Refer to the Edgar Filer Manual, which is available on our website at www.sec.gov.

     The Registrant will file the document separately.

Daniel F. Duchovny, Esq.
May 19, 2005

     Closing Information

     The information provided in response to your comments does not materially change the information that the Registrant has provided to its securities holders.

     On behalf of the Registrant, the Registrant hereby acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that these responses have addressed your concerns. Should you have any questions, please contact me at (703) 773-4213.

Sincerely,

/s/ Edwin M. Martin, Jr.

Edwin M. Martin, Jr.